   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 1997

                                                          REGISTRATION NO.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C. 20549

                               ----------------

                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. EXACT NAME OF TRUST:

                              EQUITY FOCUS TRUSTS
                            S.T.A.R.T. 1998 SERIES

B. NAME OF DEPOSITOR:

                               SMITH BARNEY INC.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013

D. NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        COPY TO:


         LAURIE A. HESSLEIN
          SMITH BARNEY INC.                     MICHAEL R. ROSELLA, ESQ.
        388 GREENWICH STREET                        BATTLE FOWLER LLP
      NEW YORK, NEW YORK 10013                     75 EAST 55TH STREET
                                                NEW YORK, NEW YORK 10022

E. TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

                                  Indefinite

G. AMOUNT OF FILING FEE:

                            No filing fee required.

H. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED DECEMBER 5, 1997

                               EQUITY FOCUS TRUSTS
          ----------------------------------------
                            S.T.A.R.T. 1998 SERIES

               (SALOMON SMITH BARNEY'S TOP ANALYST
                            RECOMMENDATIONS TRUST)


    A Unit Investment Trust

                                   The Equity Focus Trusts--S.T.A.R.T. 1998 Series is a
            SALOMON SMITH BARNEY   unit investment trust that offers investors the
--------------------------------   opportunity to purchase Units representing
A Member of TravelersGroup[LOGO]   proportionate interests in a portfolio of   equity
                                   securities from among those selected by Salomon Smith
                                   Barney Equity Research as "Top Picks" in more than 100
                                   industry groups. The value of the Units will fluctuate
                                   with the value of the underlying securities and the
                                   Trust is not appropriate for investors requiring high
                                   current income or conservation of capital. An
                                   investment in Units of the Trust will be redeemed on
                                   the Special Redemption Date (approximately one year
                                   from the Initial Date of Deposit) unless the Holder
                                   elects in writing to hold Units through the Mandatory
                                   Termination Date of the Trust (approximately two years
                                   from the Initial Date of Deposit). The minimum
                                   purchase is $250.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE
SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

Prospectus dated January  , 1998
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES
INVESTMENT SUMMARY AS OF JANUARY  , 1998+

SPONSOR
 Smith Barney Inc.
INITIAL NUMBER OF UNITS++..........................................   1,000,000
FRACTIONAL UNDIVIDED INTEREST IN TRUST REPRESENTED BY EACH UNIT.... 1/1,000,000
PUBLIC OFFERING PRICE (per 1,000 Units)............................
 Aggregate value of Securities in Trust............................ $
                                                                    ===========
 Divided by 1,000,000 Units
  (times 1,000).................................................... $
 Plus sales charge of 2.75% of Public Offering Price (2.778% of the net amount invested in Securities)*+++........................... $
 Less Deferred Sales Charge per 1,000 Units........................
                                                                    -----------
 Public Offering Price per 1,000 Units............................. $
 Plus the amount per 1,000 Units in the Income and Capital Accounts
  (see Description of the Trust--Income)........................... $     -0-
                                                                    -----------
 Total (per 1,000 Units)........................................... $
                                                                    ===========
SPONSOR'S REPURCHASE PRICE AND REDEMPTION PRICE** PER 1,000 UNITS
  (based on value of underlying securities)........................ $

DISTRIBUTIONS
 Distributions of income, if any, will be made on November 25, to Holders of record on November 10, of each year and will be automatically reinvested in additional Units of this Trust unless the Holder elects to receive his distribution in cash. A Final Distribution will be made upon termination of the Trust.

SPONSOR'S PROFIT ON DEPOSIT........................................ $

TRUSTEE'S ANNUAL FEE
 $.  per 1,000 Units
 (see Expenses and Charges)
SPONSOR'S ANNUAL FEE
 Maximum of $.25 per 1,000 Units
 (see Expenses and Charges)
RECORD DAY
 November 10 of each year
DISTRIBUTION DAY

 November 25 of each year, and upon termination and liquidation of the Trust.

EVALUATION TIME
 4:00 P.M New York time (or earlier close of the New York Stock Exchange).

TRUSTEE AND DISTRIBUTION AGENT
 The Chase Manhattan Bank

MINIMUM VALUE OF TRUST
 The trust indenture between the Sponsor and the Trustee (the "Indenture") may be terminated if the net asset value of the Trust is less than $5,000,000, unless the net asset value of Trust deposits has exceeded $50,000,000. In that case, the Indenture may be terminated if the net asset value of the Trust is less than $20,000,000. See Risk Factors, page 3.

SPECIAL REDEMPTION DATE
 January  , 1999 (the "Special Redemption Date").

MANDATORY TERMINATION OF TRUST
 January , 2000 (the "Mandatory Termination Date"), or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

DEFERRED SALES CHARGE PAYMENT DATES
 April 16, 1998 and the first day of each month thereafter commencing May 1, 1998 through January 1, 1999.
------------
  + The Initial Date of Deposit. The Trust Indenture was signed and the initial deposit was made on January , 1998. Valuation of Securities is based on the market value per share as of January , 1998, as more fully explained in footnote 4 to Portfolio on page 11. After the Initial Date of Deposit, Securities quoted on a national securities exchange or the Nasdaq National Market, or a foreign securities exchange, are valued at the closing sale price or, if no price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.
 ++ The Sponsor may create additional Units during the offering period of the Trust.
+++ The sales charge will be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units--Public Offering Price.
  * The sales charge consists of an Initial Sales Charge and a Deferred Sales Charge. The Initial Sales Charge is computed by deducting the Deferred Sales Charge imposed prior to the Special Redemption Date ($17.50 per 1,000 Units) from the aggregate first year sales charge (a maximum of 2.75% of the Public Offering Price). On January , 1998 Initial Date of Deposit the Initial Sales Charge is $10.00 per 1,000 Units (or 1.00% of the Public Offering Price). The Deferred Sales Charge during the first year of the Trust is paid through reduction of Trust assets by $1.75 per 1,000 Units on each Deferred Sales Charge Payment Date. Holders who elect to hold Units after the Special Redemption Date will be charged an additional deferred sales charge in the amount of $10.00 per 1,000 Units in ten monthly installments of $1.00 each on the first day of each month commencing February 1, 1999. This additional deferred sales charge will not be imposed on Holders who do not elect to hold Units after the Special Redemption Date. Upon a repurchase, redemption or exchange of Units before January 1, 1999, any remaining first year Deferred Sales Charge payments will be deducted from the proceeds.
** This price reflects deductions for remaining Deferred Sales Charge payments ($17.50 per 1,000 Units initially). All redemptions of 250,000 Units or more may, upon request by a redeeming Holder, be made in kind to the Distribution Agent, who will either forward the distributed securities to the Holder or sell the securities on behalf of the redeeming Holder and distribute the proceeds (net of any brokerage commission or other expenses incurred in the sale) to the Holder. See Redemption.

HOW TO S.T.A.R.T. '98
A GUIDE FOR INVESTORS

  Why not S.T.A.R.T. each new year with a review of your investment portfolio? After all, it's a good time to see how your assets are divided among stocks, bonds and other types of investments; and check on how individual holdings fit into today's economic and market environment.

  This approach is not just for our clients; it's a discipline Smith Barney has followed for some time. In fact, as each new year approaches, our equity research analysts are asked to select the stock from the industry or stock area of the market they cover to become that sector's "Top Pick" for the coming year. And this year, our selection process can draw from the combined resources offered through Smith Barney Inc. and Salomon Brothers Inc, as our two firms join forces in December 1997.

ANNOUNCING S.T.A.R.T. '98

  Our analysts are now in the process of selecting the 1998 list of "Top Picks." The question is, which are best positioned for the new year? They could be among the 20-30 holdings of S.T.A.R.T. '98, a unit investment trust. These stocks will be "handpicked" by our equity strategists, based on trends they see emerging in the market and the economy.

S.T.A.R.T. '98
INVESTING MADE EASY

  Growth oriented investors can take a "portfolio approach" to the market, and buy 20-30 of our top recommendations with one easy purchase. The Trust will remain fixed over the trusts life of approximately one year. Then, as it reaches maturity, investors may have the opportunity to reinvest into the next S.T.A.R.T. series at a reduced sales charge, if it is available. Or, just take the proceeds in cash.


 KEY FEATURES AT A GLANCE

 PROFESSIONAL SELECTION

   Through our extensive resources in equity research, more than 100 industry groups and stock areas of the market are covered by our analysts, both in the U.S. and abroad.

 A "PORTFOLIO APPROACH" TO INVESTING

   With one easy purchase, you can buy 20-30 of Salomon Smith Barney's top equity recommendations for the coming year.

 A LOW MINIMUM INVESTMENT

   All you need is $250 to get started.

 LIQUIDITY

   Units can be sold at any time. Since unit prices fluctuate, proceeds may be more or less than your cost.

 EXCHANGE OPTION

   Approximately one year after the offering, you will have the option to "roll over" proceeds of the Trust into a new series, if available, at a reduced sales charge.

 ONE-YEAR EXTENSION OPTION

   At the end of approximately one year, you will have the option to participate in a one year extension of the Trust--which could allow for favorable tax treatment on any long-term capital gains.

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES
INVESTMENT SUMMARY AS OF JANUARY  , 1998 (CONTINUED)

  OBJECTIVE OF THE TRUST -- The objective of the Trust is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in a fixed portfolio consisting of shares of common stocks and any similar securities (the "Securities") selected by the Sponsor for the Trust portfolio (the "Portfolio"). The Sponsor has selected for the Portfolio, securities which it considers to have the best possibility for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Trust. Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of securities, brokerage costs and possible delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying securities in the Portfolio.

  PORTFOLIO -- The Portfolio contains   common stocks issued by companies
engaged primarily in the following industries:          . One of the
issues,      , is an American Depositary Receipt. Although there are certain risks of price volatility associated with investment in common stocks (particularly with an investment in one or two common stocks), your risk is reduced because your capital is divided among securities from different industry groups. (See Risk Factors.)

  With the initial deposit of Securities the Sponsor established a proportionate relationship among the number of shares of each stock deposited in the Portfolio. During the 90-day period following the Initial Date of Deposit, the Sponsor may create additional Units by depositing cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase additional Securities maintaining to the extent practicable the original proportionate relationship among the number of shares of each stock and similar interests in the Portfolio. Replacement Securities may be acquired under specified conditions. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in price or the unavailability of Securities. Any deposits of Securities after the 90-day period must replicate exactly the proportionate relationship among the number of shares and similar interests comprising the Portfolio at the end of the initial 90-day period, subject to certain events discussed under Administration of the Trust--Trust Supervision. The Sponsor may cease creating Units (temporarily or permanently) at any time. (See Administration of the Trust --
 Trust Supervision.)

  RISK FACTORS -- Investment in the Trust should be made with an understanding that the value of the underlying Securities, and therefore the value of the Units, will fluctuate, depending on the full range of economic and market influences which may affect the market value of the Securities, including the profitability and financial condition of issuers, conditions in a given issuer's industry, market conditions and values of common stocks generally, the impact of the Sponsor's buying and selling Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units, and other factors.

  The Trust is not appropriate for investors requiring high current income or conservation of capital. Securities representing approximately % of the value of the Portfolio have been ranked High Risk by the Sponsor's

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES
INVESTMENT SUMMARY AS OF JANUARY  , 1998 (CONTINUED)

Research Department, described as "low predictability of earnings/dividends; high price volatility"; Securities representing approximately % of the value of the Portfolio have been ranked Speculative, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  If cash (or a letter of credit in lieu of cash) is deposited with instructions to purchase Securities in connection with the issuance of additional Units during the Public Offering Period, there is the risk that the price of a Security will increase between the time of the deposit and the time the Security is purchased resulting in a reduction in the number of shares or similar interests purchased for the Portfolio. Price fluctuations during the period from the time of deposit of cash to the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units, the number of shares or similar interests of each Security represented by each Unit and the income per Unit received by the Trust. Some of the Securities may have limited trading volume, and, while the Sponsor will endeavor to purchase Securities with deposited cash as soon as practicable, it reserves the right to purchase those Securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those securities. This could, however, result in the Trust's failure to participate in any appreciation of those securities before the cash is invested. If any cash remains at the end of this period and cannot be invested in one or more securities at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell Securities over a period of up to 20 business days to lessen the impact of its sales on the market price of the Securities. The proceeds received by Holders following termination of the Trust will reflect the actual sales proceeds received on the Securities, which will likely differ from the closing sale price on the Mandatory Termination Date. (See Description of the Trust -- Risk Factors.)

  Common stocks may be especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. Investors should be aware that there can be no assurance that the value of the underlying Securities will increase or that the issuers of the Securities will pay dividends on outstanding shares. Any distributions of income to Holders will generally depend upon the declaration of dividends by the issuers of the Securities and the declaration of any dividends depends upon several factors including the financial condition of the issuers and general economic conditions.

  Unlike a mutual fund, the Portfolio is not actively managed and the Sponsor receives no management fee. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of Securities from the Portfolio or mean that the Sponsor will not continue to purchase the Security in order to create additional Units. Investors should note in particular that the Securities were selected on the basis of the criteria set forth above under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES
INVESTMENT SUMMARY AS OF JANUARY   , 1998 (CONTINUED)

individual Security during the life of the Trust. The Sponsor has currently assigned certain rankings to the issuers of Securities based on stock performance expectations and level of risk (see footnote 2 to Portfolio on page
11). These rankings are subject to change. Securities will not necessarily be sold by the Trust based on a change in rankings, although the Sponsor intends to review the desirability of holding any Security if its ranking is reduced below 3. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in security prices will be much greater as a percentage of the lower-price securities' purchase price than as a percentage of the higher-price securities' purchase price.

  An investment in Units of the Trust will terminate approximately one year from the Initial Date of Deposit unless the Holder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Holder makes no election by the Special Redemption Date, the Holder's Units will be redeemed on such date and such Holder will receive cash representing their pro rata portion of the Trust's assets. In the event that a Holder realizes capital gains upon the sale or redemption of their Units prior to holding such Units for more than 18 months, such Holder will not benefit from the reduced federal long-term capital gains rate of 20%. Investors should note that should the size of the Trust be reduced below the Minimum Value of Trust stated on page 2 as a result of this redemption process, or otherwise, the Trust may be terminated at that time by the Sponsor, well before the Mandatory Termination Date of the Trust. This could cause a Holder who elects to hold Units after the Special Redemption Date to receive a distribution of proceeds prior to holding such Units for more than 18 months notwithstanding such election. As an additional result of the redemption process and the fact that the Trust has certain fixed expenses, those Holders who elect to hold Units after the Special Redemption Date may bear higher annual trust operating expenses per Unit than those during the first year of the Trust.

  Any difference between the aggregate prices the Sponsor paid to acquire the Securities and the aggregate prices at which Securities were initially deposited in the Trust is noted on page 2 under Sponsor's Profit or (Loss) on Deposit. The Sponsor's profit or loss on the deposit of Securities largely depends on whether the prices of the Securities rise in response to the Sponsor's purchases of possibly large volumes of the Securities for initial and subsequent deposits in the Trust. The effect of the Sponsor's purchases of Securities on the prices of the Securities is unpredictable.

  FOREIGN SECURITIES AND AMERICAN DEPOSITARY RECEIPTS -- The Trust may contain Securities of foreign issuers or American Depositary Receipts ("ADRs") for securities that have been issued by non-United States issuers. These instruments are subject to special considerations in addition to those affecting common stocks of United States issuers. For a discussion of special considerations relating to foreign securities and ADRs, see Description of the Trust -- Risk Factors; Taxes.

  PRIVATE PLACEMENTS; UNDERWRITING -- None of the Securities in the Trust consists of privately-placed common stocks. Except as indicated under Portfolio, the Sponsor has not participated as sole underwriter, managing underwriter or member of an underwriting syndicate from which any of the Securities in the Trust were acquired.

  PUBLIC OFFERING PRICE -- The Public Offering Price per 1,000 Units is equal to the aggregate value of the underlying Securities and any cash held to purchase Securities, divided by the number of Units outstanding times 1,000, plus the applicable sales charge. The total sales charge consists of an Initial Sales Charge and a Deferred

EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES
INVESTMENT SUMMARY AS OF JANUARY   , 1998 (CONTINUED)

Sales Charge, the total of which equals a maximum of 2.75%* of the Public Offering Price; this results in a sales charge of 2.778%* of the net amount invested in underlying Securities. The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($17.50 per 1,000 Units) from the aggregate sales charge. On January , 1998 the Initial Sales Charge is $10.00 per 1,000 Units (1.00% of the Public Offering Price). The Initial Sales Charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor, it may be more or less than 1.00% of the Public Offering Price because of fluctuations in value of the Securities. The Deferred Sales Charge is paid through a reduction of the net asset value of the Trust by $1.75 per 1,000 Units on each of the ten monthly Deferred Sales Charge Payment Dates, commencing on April 16, 1998 and will be charged on the first day of each month thereafter from May 1, 1998 through January 1, 1999. In addition, Holders who elect to hold Units subsequent to the Special Redemption Date will be subject to a deferred sales charge of $10.00 per 1,000 Units which will be imposed after such date in the manner described under Public Sale of Units--Public Offering Price. This would increase the total maximum sales charge to 3.75% of the Public Offering Price. Units are offered at the Public Offering Price plus the net amount per Unit in the Income Account (see Public Sale of Units). The minimum purchase is $250. Investors should note that the Public Offering Price of Units varies each business day with the value of the underlying Securities. There is no "par value" for Units.

  INCOME DISTRIBUTIONS -- Distributions of dividends (net of expenses) and any principal received by the Trust will be automatically reinvested in additional Units of the Trust at no extra charge and each Holder of Units will participate unless the Holder elects to receive distributions of dividends or principal, or both, in cash. Holders who reinvest their distributions will receive additional Units and will therefore own a greater percentage of the Trust than Holders who receive cash distributions (see Reinvestment Plan). Distribution and Record Days are shown on page 2. As soon as practicable after termination of the Trust (generally after seven days), the Trustee will distribute to each Unitholder his pro rata share of the amount realized on disposition of the Securities remaining in the Trust plus any other assets then in the Trust, less expenses of the Trust. The other assets of the Trust will include any dividends, interest income and net realized capital gains which have not been distributed. The total distribution may be less than the amount paid for Units.

  MARKET FOR UNITS -- The Sponsor, though not obligated to do so, intends from the commencement of the Trust to maintain a market for Units and continually to offer to purchase Units from Holders desiring to sell them at a price based on the aggregate value of the underlying Securities (see Market for Units). Whenever a market is not maintained, a Holder may be able to dispose of his Units only through redemption (see Redemption).

  TERMINATION -- An investment in Units of the Trust will terminate on the Special Redemption Date (approximately one year from the Initial Date of Deposit) unless a Holder elects in writing to remain invested in the Trust through the Mandatory Termination Date (approximately two years from the Initial Date of Deposit). On both the Special Redemption Date and the Mandatory Termination Date (or such earlier termination of the Trust), Holders will be given three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 250,000 Units; (2) to receive cash upon liquidation of their pro rata share of the underlying Securities; or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Equity Focus Trusts, S.T.A.R.T. Series (if one is offered) at a reduced sales charge (see Exchange and Rollover Privileges). In addition, on the Special Redemption Date the Holder may elect to continue to hold their Units through the Mandatory Termination Date or earlier termination of the Trust. Holders who make no election by the Special Redemption Date will have their Units redeemed and will receive a cash distribution of the proceeds. See Administration of the Trust --
 Amendment and Termination.
------------
* This sales charge will be reduced on a graduated scale in the case of quantity purchases. See Public Sale of Units -- Public Offering Price.

                                   FEE TABLE

--------------------------------------------------------------------------------
THIS FEE TABLE IS INTENDED TO HELP YOU TO UNDERSTAND THE COSTS AND EXPENSES
THAT YOU WILL BEAR DIRECTLY OR INDIRECTLY. SEE PUBLIC SALE OF UNITS AND
EXPENSES AND CHARGES. ALTHOUGH THE TRUST IS A UNIT INVESTMENT TRUST RATHER THAN A MUTUAL FUND, THIS INFORMATION IS PRESENTED TO PERMIT A COMPARISON OF FEES.
--------------------------------------------------------------------------------

UNITHOLDER TRANSACTION EXPENSES

                                                AS A % OF INITIAL   AMOUNTS PER
                                              PUBLIC OFFERING PRICE 1,000 UNITS
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price)....................................           1.00%*         $10.00
 Deferred Sales Charge***...................           1.75%**         17.50
                                                      -----           ------
   Total....................................           2.75%          $27.50
                                                      =====           ======
 Maximum Sales Charge Imposed per year on
  Reinvested Dividends......................           1.75%          $17.50****

ESTIMATED ANNUAL TRUST OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
                                                     AS A %         AMOUNTS PER
                                                  OF NET ASSETS     1,000 UNITS
                                              --------------------- -----------
 Trustee's Fee..............................               %          $
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees...................               %          $
 Organizational Expenses....................               %          $
 Other Operating Expenses...................               %          $
                                                      -----           ------
   Total....................................               %          $
                                                      =====           ======
                                                     CUMULATIVE EXPENSES
                                                      PAID FOR PERIOD:
                                              ---------------------------------
                                                        1                3
                                                      YEAR             YEARS
                                                      ----             -----
An investor would pay the following expenses
 on a $1,000 investment, assuming the
 Trust's estimated operating expense ratio
 of   % in the first year and   % in
 succeeding years and a 5% annual return on
 the investment throughout the periods......          $               $

  The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

  The Trust (and therefore the Holders) will bear all or a portion of its organizational costs--including costs of preparing the registration statement, the indenture and other closing documents, registering units with the SEC and the states and the initial audit of the Portfolio--as is common for mutual funds. Historically, the sponsors of unit investment trusts have paid all the costs of establishing those trusts. Advertising and selling expenses will be paid by the Underwriters at no cost to the Trust.
------------
   * The Initial Sales Charge is the difference between 2.75% and the Deferred Sales Charge ($17.50 per 1,000 Units) and would exceed 1.00% if the Public Offering Price exceeds $1,000 per 1,000 Units.
  ** The actual fee is $1.75 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Holder sells, exchanges or redeems Units before all of these deductions have been made, the balance of the Deferred Sales Charge will be paid from the sales proceeds. If the Unit price exceeds $1.00 per Unit, the Deferred Sales Charge will be less than 1.75%; if the Unit price is less than $1.00 per Unit, the Deferred Sales Charge will exceed 1.75%. Holders who do not elect to hold Units subsequent to the Special Redemption Date will be subject only to this 1.75% Deferred Sales Charge imposed during the first year of the Trust.
 *** In addition to the Deferred Sales Charge set forth above, Holders who elect to hold Units subsequent to the Special Redemption Date will be subject to a deferred sales charge of $10.00 per 1,000 Units which will be imposed after such date in the manner described under Public Sale of Units--Public Offering Price. This would increase the total maximum sales charge for such Holders to 3.75% of the Public Offering Price.
**** Reinvested dividends will be subject only to the Deferred Sales Charge remaining at the time of reinvestment which may be more or less than 1.75% of the Public Offering Price at the time of reinvestment (see Reinvestment
     Plan).

                         INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Equity Focus Trusts, S.T.A.R.T. 1998
Series:

  We have audited the accompanying statement of financial condition, including the portfolio, of Equity Focus Trusts, S.T.A.R.T. 1998 Series, as of January
 , 1998. This financial statement is the responsibility of the Trustee (see note 5 to the statement of financial condition). Our responsibility is to express an opinion on this financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on January , 1998, for the purchase of securities, as shown in the statement of financial condition and portfolio of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

  In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Equity Focus Trusts, S.T.A.R.T. 1998 Series, as of January , 1998, in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP
New York, New York
January  , 1998

                              EQUITY FOCUS TRUSTS

                            S.T.A.R.T. 1998 SERIES

  STATEMENT OF FINANCIAL CONDITION AS OF INITIAL DATE OF DEPOSIT, JANUARY  ,
                                     1998

TRUST PROPERTY
 Investment in Securities:
  Contracts to purchase Securities(1).................................... $
  Organizational costs(2)................................................
                                                                          -----
    Total................................................................
                                                                          =====
LIABILITIES
 Accrued Expenses(2).....................................................
                                                                          -----
INTEREST OF UNITHOLDERS
 1,000,000 Units of fractional undivided interest outstanding:
  Cost to investors(3)................................................... $
  Less: Gross underwriting commissions(4)(5).............................
                                                                          -----
  Net amount applicable to investors.....................................
                                                                          -----
    Total................................................................ $
                                                                          =====

------------
(1) Aggregate cost to the Trust of the Securities listed under Portfolio on the Initial Date of Deposit is determined by the Trustee on the basis set forth in footnote 4 to the Portfolio on page 9. See also the columns headed Cost of Securities to Trust. An irrevocable letter of credit in the amount of $1,000,000 has been deposited with the Trustee for the purchase
    of Securities. The letter of credit was issued by          .
(2) Organizational costs to be paid by the Trust have been deferred and will be amortized over the first year of the Trust. Organizational costs have
    been estimated based on projected total assets of $   million. To the
    extent the Trust is larger or smaller, the amount paid may vary.
(3) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.
(4) Assumes the maximum Initial Sales Charge per 1,000 Units of 1.00% of the Public Offering Price. A first year Deferred Sales Charge is payable in ten monthly payments of $1.75 per 1,000 Units commencing on April 16, 1998. Distributions will be made to an account maintained by the Trustee from which the Deferred Sales Charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to January 1, 1999 the remaining portion of the distribution applicable to such Units will be transferred to such account on the redemption date.
(5) Assumes only the first year sales charge.
(6) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of the Trust and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of the Trust. The Trustee is also responsible for all estimates and accruals reflected in the Trust's financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

  PORTFOLIO OF EQUITY FOCUS TRUSTS--S.T.A.R.T. 1998 SERIES ON THE INITIAL
  DATE OF DEPOSIT, JANUARY   , 1998
 -----------------------------------------------------------------------------

                                                           COST OF
               STOCK  INVESTMENT    NUMBER    PERCENT OF SECURITIES
SECURITIES(1)  SYMBOL RANKING(2) OF SHARES(3) NET ASSETS TO TRUST(4)
-------------  ------ ---------- ------------ ---------- -----------
                                                      %     $
                                                ------      ----
                                                100.00%     $
                                                ======      ====

------------
(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on January , 1998. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.
(2) Salomon Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).
RISK assesses predictability of earnings/dividends and stock price volatility:

  L (Low Risk): highly predictable earnings/dividends, low price volatility
  M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility
  H (High Risk): low predictability of earnings/dividends, high price volatility
  S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility
  V (Venture): Risk and return consistent with venture capital, suitable only for well-diversified portfolios
PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                    LOW RISK    MODERATE RISK   HIGH RISK    SPECULATIVE
                  ------------- ------------- ------------- -------------
1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

These rankings represent current opinions of Salomon Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG Peat Marwick LLP.

(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per
    share as of the Evaluation Time on January   1998. Subsequent to the
    Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange or Nasdaq National Market, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

  The following information is unaudited:

 *Smith Barney Inc. and/or Salomon Brothers Inc, including subsidiaries and/or affiliates usually makes a market in the securities of this company.
 # Within the last three years, Smith Barney Inc. and/or Salomon Brothers Inc, including subsidiaries and/or affiliates have acted as manager or co-manager of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUST

STRUCTURE AND OFFERING

  This Series of Equity Focus Trusts (the "Trust") is a "unit investment trust" created under New York law by a Trust Indenture (the "Indenture")* between the Sponsor and the Trustee. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the securities listed under Portfolio (the "Securities") set forth under Investment Summary. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

  Additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain to the extent practicable the original proportionate relationship among the number of shares of and other interests representing each Security. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trust --Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units -- Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of and other interests representing each of the Securities comprising the Portfolio at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified on page 2 on any day will be based on the aggregate value of the Securities in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price will thus vary in the future from that specified on page 2 of this Prospectus. See Public Sale of Units -- Public Offering Price for a complete description of the pricing of Units.

  Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received, except it is expected that indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. The Sponsor may accept or reject any purchase order in whole or in part.
------------
* To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference.

  The holders ("Holders") of Units will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trust -- Amendment and Termination).

THE PORTFOLIO

  Smith Barney's Equity Focus Trusts are each based on a specific research investing theme or industry trend identified by analysts of Smith Barney Inc. and Salomon Brothers Inc, both under the common control of Salomon Smith Barney Holdings, Inc., based on an analysis of each company and the industry group as a whole. Each analyst selected a stock from the industry or stock area of the market they cover to become that sector's "Top Pick" for the coming year. The Stocks included in the Portfolio were selected by the Sponsor as having above average appreciation potential over the next 12 months following the selection of the Portfolio.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trust for various reasons, including sales charges and expenses of the Trust, because the Portfolio may not be fully invested at all times, the stocks are normally purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and not all stocks may be weighted in the initial proportions at all times. Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Advertising and sales literature for the Trust may include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its businesses and market sector, and the basis on which the stock was selected. In selecting Securities for the Trust, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Description of the Trust -- Risk Factors.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities and any money market instruments acquired and held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trust -- Accounts and Distributions; -- Trust Supervision). The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by the Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trust -- Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size (see Redemption; Administration of the Trust -- Amendment and Termination). For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Investment Summary -- Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Investment Summary -- Minimum Value of Trust (see Risk Factors).

INCOME

  There is no assurance that any dividends will be declared or paid in the future on the Securities.

  Record and Distribution Days are set forth under Investment Summary. Income Distributions, if any, will be automatically reinvested in additional Units of the Trust at no extra charge unless a Holder elects to receive his distributions in cash (see Reinvestment Plan).

RISK FACTORS

  An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trust is not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately % of the value of the Portfolio have been ranked High Risk by the Sponsor's Research Department, described as "low predictability of earnings/dividends; high price volatility"; an additional approximate % of the Securities have been ranked Speculative, described as "exceptionally low predictability of earnings/dividends; highest risk of price volatility."

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding, and thus the value of the Securities in the Portfolio may be expected to fluctuate over the life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

  Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. Holders will, however, be able upon request to receive an "in kind" distribution of the Securities evidenced by their Units if they tender a minimum of 250,000 Units (see Redemption).

  Investors should be aware that the Trust is not a "managed" trust and, as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust (the "Portfolio") except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objective of the Trust in the Investment Summary and that the Trust may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. (See Administration of the Trust -- Trust Supervision.) In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so. Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The Sponsor has currently assigned certain rankings to the issuers of Securities based on stock performance expectations and level of risk (see footnote 2 to the Portfolio on page 11). These rankings are subject to change. Securities will not necessarily be sold by the Trust based on a change in rankings, although the Sponsor intends to review the desirability of holding any Security if its ranking is reduced below 3. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period set forth in the Investment Summary, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security at the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by the Trust.

  The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below $5,000,000 and deposits of Securities in the Trust have not exceeded $50,000,000 at that time. At any time after deposits in the Trust have exceeded $50,000,000, the Trust may be so terminated if the net asset value of the Trust falls below $20,000,000. An investment in Units of the Trust will terminate approximately one year from the Initial Date of Deposit unless the Holder elects in writing to remain invested in the Trust through the Mandatory Termination Date. If a Holder makes no election by the Special Redemption Date, the Holder's Units will be redeemed on such date and such Holder will receive cash representing their pro rata portion of the Trust's assets. In the event that a Holder realizes capital gains upon the sale or redemption of their Units prior to holding such Units for more than 18 months, such Holder will not benefit from the reduced federal long-term capital gains rate of 20%. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value as a result of this redemption process, or otherwise, the Sponsor may then in its sole discretion terminate the Trust before the Mandatory Termination Date specified under Investment Summary. This could cause a Holder who elects to hold Units after the Special Redemption Date to receive a distribution of proceeds prior to holding such Units for more than 18 months notwithstanding such selection. In such circumstances, the Holders will not be assessed any portion of the second year deferred sales charge of $10.00 per 1,000 Units which would accrue after the date of early termination. As an additional result of the redemption process and the fact that the Trust has certain fixed expenses, those Holders who elect to hold Units after the Special Redemption Date may bear higher annual trust operating expenses per Unit than those during the first year of the Trust.

  Foreign Securities. The Trust may hold Securities of non-U.S. issuers or through ADRs. There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from fluctuations in currency exchange rates, revaluation of currencies, future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign governmental laws or restrictions, reduced availability of public information concerning issuers and the lack of uniform accounting, auditing and financial reporting standards or of other regulatory practices and requirements comparable to those applicable to domestic companies. Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trust, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trust may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolio and the net asset value of Units of the Trust. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolio as set forth in Administration of the Trust -- Portfolio Supervision.

  On the basis of the best information available to the Sponsor at the present time none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trust, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trust.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

  Exchange Rate Fluctuation. In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trust, including those underlying any ADRs held by the Trust, would be payable in the currency of the country of their issuance. However, the Trust will compute its income in United States dollars, and the computation of income will be made on the date of its receipt by the Trust at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and the making of Trust distributions, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

  American Depositary Shares and Receipts. American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus, the term ADR generally includes ADSs.

TAXES

  The following discussion addresses only the tax consequences of Units held as capital assets and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    1. The Trust is not an association taxable as a corporation for Federal income tax purposes, and income received by the Trust will be treated as income of the Holders in the manner set forth below.

    2. Each Holder will be considered the owner of a pro rata portion of each Security in the Trust under the grantor trust rules of Sections 671-679 of the Internal Revenue Code of 1986, as amended (the "Code"). A Holder should determine his tax cost for each Security represented by his Units by allocating the total cost for his Units, including the sales charge, among each Security in the Trust represented by his Units (in proportion to the fair market values thereof on the date the Holder purchases his Units).

    3. A Holder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by the Trust even if the Holder does not actually receive such distributions but rather reinvests his dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct his pro rata share of fees and expenses paid by the Trust only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of his adjusted gross income.

  Distributions that are taxable as ordinary income to Holders will constitute dividends for Federal income tax purposes but will be eligible for the dividends-received deduction for corporations (other than corporations such as "S" corporations which are not eligible for such deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax) only to the extent of dividends received from domestic corporations by the Trust.

  The dividends-received deduction is currently 70%. However, Congress from time to time considers proposals to reduce the rate, and enactment of such a proposal would adversely affect the after-tax return to investors who can take advantage of the deduction. Holders are urged to consult their own tax advisers.

  Section 246 and 246A of the Code contain limitations on the eligibility of dividends for the corporate dividends-received deduction (in addition to the limitation discussed above). Depending upon the corporate Holder's circumstances (including generally whether it held its Units for at least 45 days during the 90 day period beginning on the date that is 45 days before the date on which the shares with respect to which the dividend is paid becomes ex-dividend with respect to such dividend and whether its Units are debt financed), these limitations may be applicable to dividends received by a Holder from the Trust which would otherwise qualify for the dividends-received deduction under the principles discussed above. Accordingly, Holders should consult their own tax advisers in this regard. A corporate Holder should be aware that the receipt of dividend income for which the dividends received deduction is available may give rise to an alternative minimum tax liability (or increase an existing liability) because the dividend income will be included in the corporation's "adjusted current earnings" for purposes of the adjustment to alternative minimum taxable income required by Section 56(g) of the Code.

  A distribution of Securities by the Trustee to a Holder (or to his agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to his basis for the same Securities (previously represented by his Units) prior to such redemption or exchange, and his holding period for such Securities will include the period during which he held his Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or his agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells his Units or when the Trustee sells the Securities from the Trust.

  Capital gains realized by corporations are generally taxed at the same rate as ordinary income. However, capital gains realized by noncorporate taxpayers are taxable at a maximum rate of 28% if the taxpayer has a holding period of more than 12 months and at a maximum rate of 20% if the taxpayer has a holding period of more than 18 months. The deduction of capital losses is subject to limitations.

  The Trust may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though he were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to withholding tax.

  Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and the income of the Trust will be treated as the income of the Holders in the same manner as for Federal income tax purposes.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from the Trust will be subject to a withholding tax of 30%, or a lower treaty rate, and under certain circumstances gain from the disposition of Securities or Units may also be subject to Federal income tax. Holders may be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                    *  *  *

  At termination of the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust on the Securities, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

RETIREMENT PLANS

  This Trust may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of this Trust, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

PUBLIC SALE OF UNITS

PUBLIC OFFERING PRICE

  The Public Offering Price of the Units is computed by adding to the aggregate value of the Securities in the Trust (as determined by the Trustee) and any cash held to purchase Securities, divided by the number of Units outstanding, the applicable Initial Sales Charge. The total sales charge consists of an Initial Sales Charge and a Deferred Sales Charge equal, in the aggregate, to a maximum charge prior to the Special Redemption Date of 2.75% of the Public Offering Price (2.778% of the net amount invested in Securities). The Initial Sales Charge is computed by deducting the Deferred Sales Charge ($17.50 per 1,000 Units) from the aggregate sales charge. On the January , 1998, the Initial Sales Charge is $10.00 per 1,000 Units or 1.00% of the Public Offering Price. The Initial Sales Charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The Deferred Sales Charge is a monthly charge of $1.75 per 1,000 Units and is accrued in ten monthly installments commencing on April 16, 1998 and will be charged on the first day of each month thereafter from May 1, 1998 through January 1, 1999. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. In addition, Holders who elect to hold Units after the Special Redemption Date will be subject to an additional deferred sales charge of $10.00 per 1,000 Units which will accrue in ten monthly installments of $1.00 per 1,000 Units commencing on February 1, 1999 and will be charged on the first day of each month thereafter through November 1, 1999. As a result, the maximum total sales charge assessed to such Holders who elect to hold Units through the Mandatory Termination Date of the Trust will be 3.75% of the Public Offering Price (3.788% of the net amount invested in Securities). To the extent the entire first year Deferred Sales Charge of $17.50 per 1,000 Units has not been so deducted at the time of repurchase or redemption of Units prior to January 1, 1999 any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. For Holders who elect to hold Units subsequent to the Special Redemption Date, to the extent the second year deferred sales charge of $10.00 per 1,000 Units has not been so deducted at the time of repurchase or redemption of Units after the Special Redemption Date but prior to November 1, 1999, any unpaid amount will be deducted from the proceeds or in calculating an in kind distribution. However, any remaining deferred sales charge will be refunded by the Sponsor when Units of any S.T.A.R.T. Series held at the time of the death (including the death of a single joint tenant with rights of survivorship) or disability (as defined in the Internal Revenue Code of 1986) of a Holder are repurchased or redeemed. The Sponsor may require receipt of satisfactory proof of the death or disability before releasing the portion of the proceeds representing the amount waived. Units purchased pursuant to the Reinvestment Plan are subject only to any remaining applicable deferred sales charge deduction (see Reinvestment Plan).

  Purchasers on January , 1998 (the first day Units will be available to the public) will be able to purchase Units at $1.00 each (including the initial sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on January , 1998 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust --
 Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                                           PERCENT OF PERCENT OF
                                                            OFFERING  NET AMOUNT
NUMBER OF UNITS                                              PRICE     INVESTED
---------------                                            ---------- ----------
Fewer than 50,000.........................................    2.75%     2.778%
50,000 but less than 100,000..............................    2.50      2.519
100,000 but less than 250,000.............................    2.00      2.005
250,000 but less than 1,000,000...........................    1.75      1.750
1,000,000 or more.........................................    1.00      1.000

  The above graduated sales charges will apply to all purchases on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of Equity Focus Trusts. A single purchaser of S.T.A.R.T. units will be entitled to aggregate that purchase with purchase of units of one or more of the Select Ten Portfolios (1998 Series J) to determine the applicable sales charge on the S.T.A.R.T. units (but not the Select Ten units). Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or Nasdaq National Market are valued at the closing sales price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  The holders of units of Equity Focus Trusts, S.T.A.R.T. 1997 Series (the "Prior Series") may exchange units of the Prior Series for Units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge. An exchange of a Prior Series for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in the Prior Series who elect to purchase Units of the Trust within 60 days of their liquidation of units in the Prior Series (see Exchange and Rollover Privileges).

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

PUBLIC DISTRIBUTION

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust, and may also be distributed through dealers.

  The Sponsor intends to qualify Units for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

UNDERWRITER'S AND SPONSOR'S PROFITS

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the sales charge of 2.75% of the Public Offering Price (3.75% of the Public Offering Price with respect to sales to Holders who elect to hold Units after the Special Redemption Date) subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above.

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into the Trust in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on the Initial Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trust (see Expenses and Charges -- Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding (1) the aggregate value of Securities in the Trust, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend and (3) all other assets in the Trust; deducting therefrom the sum of
(a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the salability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest, American or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  An investment in Units of the Trust will be redeemed on the Special Redemption Date unless a Holder elects in writing to remain invested in the Trust through the Mandatory Termination Date. The Trustee will provide written notice and a form of election prior to the Special Redemption Date to Holders of the Trust giving Holders the option to (1) have their Units redeemed and reinvest the proceeds into a subsequent series of the Trust, (2) receive an "in kind" distribution of underlying Securities in the Trust, if they own at least 250,000 Units, (3) receive cash distribution of their pro rata share of the underlying Securities or (4) continue to hold their Units through the Mandatory Termination Date. Holders who do not affirmatively elect in writing by the Special Redemption Date any of these options will have their Units redeemed on the Special Redemption Date and will receive a cash distribution equal to the Redemption Price per Unit on such date.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trust --Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of a redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption -- Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in the Trust of the Units tendered for redemption (based upon the Redemption Price per Unit), except that with respect to any foreign Security not held in ADR form, the value of that Security will be distributed in cash.

  In Kind Distributions on redemption of a minimum of 250,000 Units will be held by the Trustee, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

  (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to it to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

  (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  The Trustee is irrevocably authorized in its discretion, if the Sponsor does not elect to purchase a Unit tendered for redemption or if the Sponsor tenders a Unit for redemption, in lieu of redeeming such Unit, to sell such Unit in the over-the-counter market for the account of the tendering Holder at prices which will return to the Holder an amount in cash, net after deducting brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Unit. The Trustee will pay the net proceeds of any such sale to the Holder on the day he would otherwise be entitled to receive payment of the Redemption Price.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

COMPUTATION OF REDEMPTION PRICE PER UNIT

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, (c) any remaining deferred sales charge payments (however, Holders who terminate their investment on or prior to the Special Redemption Date will not be assessed the additional deferred sales charge of $10.00 per 1,000 Units; Holders who elect to hold Units after the Special Redemption Date will be assessed any remaining additional deferred sales charge payments upon the sale or redemption of their Units) and (d) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or Nasdaq National Market, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- All or some portion of the expenses incurred in establishing the Trust, including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses, will be paid by the Trust and amortized over one year. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trust.

  Fees -- The Trustee's and Sponsor's fees are set forth under Investment Summary. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Investment Summary. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Investment Summary, may exceed the actual costs of providing supervisory services for this Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the

Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or wilful misconduct on its part,
(6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, wilful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below) (which will reduce income distributions from the Account); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units).

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Description of the Trust -- Taxes.

ADMINISTRATION OF THE TRUST

RECORDS

  The Trustee keeps records of the transactions of the Trust at its corporate trust office including names, addresses and holdings of all Holders, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

ACCOUNTS AND DISTRIBUTIONS

  Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive his distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of record. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales

Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate Sales of Securities to pay the Deferred Sales Charge until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trust in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trust. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions as distinguished from principal transactions. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

TRUST SUPERVISION

  The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The Portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, while it is the intention of the Sponsor to continue the Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in the Portfolio any Security if its Investment Rating is reduced below 3 by the Sponsor's Research Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments selected by the Sponsor which will include only the following instruments:

  (i) negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that the Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. Treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the sale of the Security. Except as stated in this and the following paragraphs, the Trust may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Security has been eliminated by the Trust and a Replacement Security is deposited, the Trustee shall within five days after the deposit of the Replacement Security notify all Holders of the sale of the Security eliminated and the acquisition of the Replacement Security. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Cost of Securities to Trust listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Indenture.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase

Additional Securities or, Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities), Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trust or the Sponsor, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit) or (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

REPORTS TO HOLDERS

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after termination of the Trust (normally within 20 to 60 days), the Trustee will furnish to each person who at any time was a Holder of record of Trust Units a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding at termination; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding at termination; (3) a list of the Securities held and the number of Units outstanding at termination; (4) the price per Unit based upon the computation thereof made at termination and (5) amounts actually distributed from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

UNCERTIFICATED UNITS

  All Holders are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company ("DTC"). Units are transferable between accounts of brokers, dealers and financial institutions that are members of DTC.

AMENDMENT AND TERMINATION

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders. The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Investment Summary. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Investment Summary (as described under Description of the Trust -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such Holder appearing on the record books of the Trustee.

  An investment in Units of the Trust will terminate on the Special Redemption Date (approximately one year from the Initial Date of Deposit) unless a Holder elects in writing to remain invested in the Trust through the Mandatory Termination Date (approximately two years from the Initial Date of Deposit). On both the Special Redemption Date and the Mandatory Termination Date (or such earlier termination of the Trust), Holders will be given three options in receiving their terminating distributions: (1) to receive their pro rata share of the underlying Securities in-kind, if they own at least 250,000 Units; (2) to receive cash upon the liquidation of their pro rata share of the underlying Securities; or (3) to invest the amount of cash they would have received upon the liquidation of their pro rata share of the underlying Securities in units of a future series of the Equity Focus Trust, S.T.A.R.T. Series (if one is offered) at a reduced sales charge (see Exchange and Rollover Privileges). In addition, on the Special Redemption Date the Holder may elect to continue to hold their Units through the Mandatory Termination Date or earlier termination of the Trust. Holders who make no election at the Special Redemption Date will have their Units redeemed and will receive a cash distribution of the proceeds. Holders who elect to remain invested in the Trust through the Mandatory Termination Date will not receive an interest in a new investment. Such Holders will continue to hold the same Units and remain invested in the Trust until the Mandatory Termination Date, such earlier termination of the Trust or until the Holder sells or redeems the Units.

EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of this Trust into units of any then outstanding series of Equity Focus Trusts, S.T.A.R.T. Series (an "Exchange Series") at their relative net asset values, subject only to a reduced sales load (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in the Trust.

  Holders who retain their Units until the termination of the Trust, may reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts, S.T.A.R.T. Series (the "New Series") provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or nay other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change his investment strategy and receive his terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units held in street name through Smith Barney Inc. or directly in the name of the Holder, unless the Holder notifies his financial consultant at Smith Barney Inc. or the Trustee, respectively, to the contrary, will be reinvested automatically in additional Units of the Trust subject to that portion of the applicable deferred sales charge remaining at the time of reinvestment, pursuant to the Trust's

"Reinvestment Plan". If the Holder does not wish to participate in the Reinvestment Plan, the Holder must notify his financial consultant at Smith Barney Inc. or the Trustee at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trust--Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

TRUSTEE

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

SPONSOR

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indenture and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

MISCELLANEOUS

TRUSTEE

  The name and address of the Trustee are show on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Comptroller of the Currency, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Stocks deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Stocks, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

LEGAL OPINION

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

AUDITORS

  The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

SPONSOR

  Smith Barney Inc. ("Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Smith Barney is an indirect wholly-owned subsidiary of The Travelers Inc. The name Salomon Smith Barney is a service mark of Smith Barney. Smith Barney and Salomon Brothers Inc are affiliated but separately registered broker/dealers under common control of Salomon Smith Barney Holdings Inc. Salomon Brothers Inc and Salomon Smith Barney Holdings Inc. have been licensed to use the Salomon Smith Barney service mark. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                                  EQUITY FOCUS TRUSTS
                       ----------------------------------------------

                             S.T.A.R.T. 1998 SERIES

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statements and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the
Investment Company Act of 1940, and to which reference is hereby made.
--------------------------------------------------------------------------------

                                     INDEX

            Investment Summary                                   2
            Independent Auditors' Report                         8
            Statement of Financial Condition                     9
            Portfolio                                           10
            Description of the Trust                            12
            Risk Factors                                        14
            Taxes                                               17
            Public Sale of Units                                20
            Market for Units                                    22
            Redemption                                          23
            Expenses and Charges                                25
            Administration of the Trust                         26
            Exchange and Rollover Privileges                    31
            Reinvestment Plan                                   31
            Resignation, Removal and Limitations on Liability   32
            Miscellaneous                                       33

--------------------------------------------------------------------------------

SPONSOR:                        TRUSTEE:                          INDEPENDENT AUDITORS:
Smith Barney Inc.               The Chase Manhattan Bank         KPMG Peat Marwick LLP
388 Greenwich Street            Unit Investment Trust Department 345 Park Avenue
23rd Floor                      4 New York Plaza                 New York, New York 10154
New York, New York 10013        New York, New York 10004
(212) 816-4000                  (800) 354-6565

--------------------------------------------------------------------------------

                                   SALOMON SMITH BARNEY
                       --------------------------------
                       A Member of TravelersGroup[LOGO]

--------------------------------------------------------------------------------
NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS WITH RESPECT TO THIS INVESTMENT COMPANY NOT CONTAINED IN THIS PROSPECTUS; AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO
SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.
--------------------------------------------------------------------------------
                                                                          UT
SALOMON SMITH BARNEY IS THE SERVICE MARK USED BY SALOMON BROTHERS INC AND SMITH BARNEY INC., AFFILIATED BUT SEPARATELY REGISTERED BROKER/DEALERS UNDER COMMON CONTROL OF SALOMON SMITH BARNEY HOLDINGS INC.

                                    PART II

             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS

  A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC FILE OR
                                                          IDENTIFICATION NUMBER
                                                          ---------------------
 I.   Bonding Arrangements and Date of Organization of
      the Depositor filed pursuant to Items A and B of
      Part II of the Registration Statement on Form S-6
      under the Securities Act of 1933:                           2-67446
 II.  Information as to Officers and Directors of the
      Depositor filed pursuant to Schedules A and D of
      Form BD under Rules 15b1-1 and 15b3-1 of the
      Securities Exchange Act of 1934:                            8-12324
 III. Charter documents of the Depositor filed as
      Exhibits to the Registration Statement on Form S-
      6 under the Securities Act of 1933 (Charter, By-
      Laws):                                                      2-52898

  B. The Internal Revenue Service Employer Identification Numbers of the
Sponsor and Trustee are as follows:

      Smith Barney Inc.                                        13-1912900
      The Chase Manhattan Bank, Trustee                        13-4994650

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                      CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 IS COMPRISED OF THE FOLLOWING PAPERS AND DOCUMENTS:

    The facing sheet of Form S-6.

    The Cross-Reference Sheet (incorporated by reference to the Cross-
     Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

    The Prospectus.

    Additional Information not included in the Prospectus (Part II).

    The undertaking to file reports.

    The signatures.

    Written Consents of the following persons:

      KPMG Peat Marwick LLP (included in Exhibit 5.1)
      Battle Fowler LLP (included in Exhibit 3.1)

  The following exhibits:

    1.1 -- Form of Reference Trust Indenture (incorporated by reference to
          Exhibit 1.1 to the Registration Statement of Equity Focus Trusts,
          S.T.A.R.T. 1996 Series, 1933 Act File No. 33-64939).
    2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of The
          Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).
   *3.1 -- Opinion of counsel as to the legality of securities being issued including their consent to the use of their name under the headings
          "Taxes" and "Miscellaneous --Legal Opinion" in the Prospectus.
   *5.1 -- Consent of KPMG Peat Marwick LLP to the use of their name under the heading "Miscellaneous --Auditors" in the Prospectus.

------------
* To be filed by amendment.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 5th day of December 1997.

                        SIGNATURES APPEAR ON PAGE II-4

  A majority of the members of the Board of Directors of Smith Barney Inc. has signed this Registration Statement or Amendment thereto pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

   SMITH BARNEY UNIT TRUSTS (REGISTRANT)

             SMITH BARNEY INC.
                (DEPOSITOR)

  By the following persons* who constitute a majority of the Board of Directors of Smith Barney Inc.:

Steven D. Black
James S. Boshart III
Robert A. Case
James Dimon
Robert Druskin
Robert H. Lessin
William J. Mills, II
Michael B. Pawitch
Paul Underwood

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                              Kevin Kopczynski (As authorized
                                              signatory for Smith Barney Inc.
                                               and Attorney-in-fact for the
                                                   persons listed above)


------------
* Pursuant to Powers of Attorney filed under the 1933 Act file Numbers 33-56722 and 33-51999.